UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                       (Amendment No. ________)*



                  International Monetary Systems, Ltd.
                            (Name of Issuer)

                     Common Stock, par value $0.0001
                     (Title of Class of Securities)

                               46004U102
                            (CUSIP Number)

                   Praetorian Capital Management LLC
                     119 Washington Ave., Suite 600
                         Miami Beach, FL  33139
                              305-938-2800
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            April 10, 2008
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                     Page 1 of 7 Pages






CUSIP No. 46004U102               13D                Page 2 of 7 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Capital Management LLC (See Item 2(A))


   I.R.S. Identification Nos. of above persons (entities only).
     13-4223355
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)               AF

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Delaware
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               15,385,265 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         15,385,265 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    15,385,265 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  24.9%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         IA
______________________________________________________________________




CUSIP No. 46004U102               13D                Page 3 of 7 Pages
______________________________________________________________________

1. Names of Reporting Persons
     Praetorian Offshore Ltd. (See Item 2(A))

   I.R.S. Identification Nos. of above persons (entities only).
     98-0465606
______________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a) [X]
   (b) [ ]
______________________________________________________________________

3. SEC Use Only

______________________________________________________________________

4. Source of Funds (See Instructions)                WC

______________________________________________________________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

______________________________________________________________________

6. Citizenship or Place of Organization
     Cayman Islands
______________________________________________________________________

               7. Sole Voting Power
                  ____________________________________________________
Number of
Shares         8. Shared Voting Power               15,183,500 shares
Beneficially      ____________________________________________________
Owned By
Each           9. Sole Dispositive Power
Reporting       ______________________________________________________
Person With
               10. Shared Dispositive Power         15,183,500 shares
______________________________________________________________________


11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                                    15,183,500 shares
______________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
______________________________________________________________________

13. Percent of Class Represented by Amount in Row (11)  24.6%
______________________________________________________________________

14. Type of Reporting Person (See Instructions)         OO
______________________________________________________________________





CUSIP No.  46004U102              13D                Page 4 of 7 Pages
______________________________________________________________________
Item 1. Security and Issuer
This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of International Monetary Systems, Ltd. (the "Issuer"). The Issuer's principal executive offices are located at 16901 W. Glendale Drive, New Berlin, WI 53151.


Item 2. Identity and Background
(a) This statement is filed on behalf of Praetorian Capital Management LLC (the "Management Company") a Delaware limited liability company, Praetorian Offshore Ltd. ("PO Ltd."), a Cayman Islands exempted company, and Praetorian Institutional Offshore Ltd. ("PIO Ltd."), a Cayman Islands exempted company (collectively, the "Funds") (collectively, the Management Company and the Funds are the "Reporting Person"). The Management Company serves as investment manager or advisor to the Funds with respect to the shares of Common Stock directly owned by the Funds. The Management Company makes the investment and voting decisions on behalf of the Funds but owns no direct investments in the securities of the Issuer. The Funds directly own the shares of the Common Stock of the Issuer but do not make any decisions as to voting or buying or selling shares of the Issuer.

(b) The address of the business office of the Reporting Person is c/o Praetorian Capital Management LLC, 119 Washington Avenue, Suite 600, Miami Beach, FL 33139.

(c) The principal business of the Management Company is to provide investment advisory services. The Management Company is not registered as an Investment Advisor. The principal business of the Funds is to serve as investment funds under the direction of the Management Company.

(d) During the last five years, neither the Management Company nor the Funds have been convicted in a criminal proceeding.

(e) During the last five years, neither the Management Company nor the Funds have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f) The Management Company is a Delaware limited liability company. The Funds are Cayman Islands exempted companies.


Item 3. Source and Amount of Funds or Other Consideration
Our last 13D filing was dated March 4, 2008, and provided documentation of prior purchase and sale activity (see Item 5 (a)) through February 29, 2008. Since our last 13D filing, an additional 100,690 shares were purchased by the Funds in the Open Market at an aggregate purchase price of $57,875. Additionally, PO Ltd. exercised a portion of its warrant to purchase Common Stock (for 550,000 shares), at an exercise price of $0.55 per share. The total amount paid to the company on the exercise of the shares was $302,500. The source of funding for the purchase (and exercise) of these shares was the Funds' working capital. PO Ltd. continues to hold a warrant to purchase 2,200,000 shares of Common Stock from the issuer.









CUSIP No.  46004U102              13D                Page 5 of 7 Pages
______________________________________________________________________

Item 4. Purpose of Transaction
The Reporting Person acquired the Common Stock of the Issuer via Open Market transactions for investment in the ordinary course of business because it believes the shares represent an attractive investment opportunity. The Reporting Person exercised a portion of its Warrant to purchase Common Stock of the Issuer for investment in the ordinary course of business because it believes the shares represent an attractive investment opportunity, and to provide additional working capital to the Issuer. The Reporting Person does not expect to sell any of the Issuer's Common Stock in the foreseeable future.

The Reporting Person may acquire additional Common Stock via open-market transactions. However, there is no timetable or pre-arranged plan related to the purchase of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

The Reporting Person has no current expectation of attempting to influence management of the Issuer regarding its business plans, business processes, or directors or management personnel. The Reporting Person's purchase of the Common Stock was made based on the perceived investment merits related to the Common Stock. While the Reporting Person expects to be in periodic contact with the Issuer's management personnel, the Reporting Person is in full agreement with the Issuer's business plan.


Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Person is the beneficial owner of 15,385,265 shares of Common Stock, representing approximately 24.9% of the Issuer's outstanding Common Stock. As required under the SEC's regulations, those values include 2,200,000 shares of Common Stock which may be acquired under a warrant purchase agreement between the Issuer and PO Ltd. The percentages set forth in this Schedule 13D are calculated based on the 59,059,561 shares of Common Stock outstanding as of March 28, 2008, as set forth in the Company's Form 10-KSB/A for the year ended December 31, 2007. As a result of the exercise of 550,000 shares, the number of shares outstanding will be 59,609,561. If the remaining 2,200,000 warrants were exercised, the total number of shares outstanding would be 61,809,561, and it is that number of shares outstanding that was used in the calculation of ownership percentage.

The remaining shares that may be acquired under the warrant agreement (2,200,000) have not yet been purchased, and there is no plan to acquire such shares in the immediate future. Without the warrant shares, the number of shares owned is 13,185,265, which represents 22.1% of the 59,609,561 shares of common stock outstanding (where the number of shares outstanding does not include the shares represented by the remaining shares able to be purchased under the warrant).

(b)  See Item 2(a).





CUSIP No.  46004U102              13D                Page 6 of 7 Pages
______________________________________________________________________
Item 5--continued

 (c) The following table sets forth all transactions by the Reporting Person with respect to the Common Stock of the Issuer since the last
Schedule 13D filing, dated March 4, 2008, through April 10, 2008.

                              No. of
                              Shares      Price
Reporting               Buy/  Purchased   per
Person      Trade Date  Sell  (Sold)      share    How effected
PO Ltd.     3/13/2008   Buy   6,000       0.54     Open Market
PO Ltd.     4/10/2008   Buy   550,000     0.55     Warrant Exercise
PIO Ltd.    3/3/2008    Buy   1,525       0.57     Open Market
PIO Ltd.    3/4/2008    Buy   2,700       0.57     Open Market
PIO Ltd.    3/7/2008    Buy   3,700       0.57     Open Market
PIO Ltd.    3/10/2008   Buy   50,000      0.56     Open Market
PIO Ltd.    3/11/2008   Buy   400         0.54     Open Market
PIO Ltd.    3/13/2008   Buy   500         0.54     Open Market
PIO Ltd.    3/17/2008   Buy   3,100       0.54     Open Market
PIO Ltd.    4/2/2008    Buy   265         0.47     Open Market
PIO Ltd.    4/4/2008    Buy   15,000      0.61     Open Market
PIO Ltd.    4/4/2008    Buy   17,500      0.62     Open Market

(d)  Not Applicable

(e)  Not Applicable






CUSIP No.  46004U102              13D                Page 7 of 7 Pages
______________________________________________________________________

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None


Item 7. Material to Be Filed as Exhibits
None


Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 2008
_________________________________
Date


/s/ Harris B. Kupperman
_________________________________
Signature

Harris B. Kupperman
President, Praetorian Capital Management LLC
Director, Praetorian Offshore Ltd.
Director, Praetorian Institutional Offshore Ltd.
_________________________________
Name/Title








Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)